==============================================================================

                       SECURITIES  AND  EXCHANGE  COMMISSION

                              WASHINGTON,  DC  20549

                                  FORM  10-SB/A
                                Amendment No. 2

                   GENERAL  FORM  FOR  REGISTRATION  OF  SECURITIES
                  OF  SMALL  BUSINESS  ISSUERS  UNDER  SECTION  12(b)
                 OR  12(g)  OF  THE  SECURITIES  EXCHANGE  ACT  OF  1934

                                 PRO  SQUARED,  INC.
                  (Name  of  Small  Business  Issuer  in  Its  Charter


                 Texas                            76-0686021
    --------------------------------      --------------------------------
    (State  or  Other  Jurisdiction  of       (IRS  Employer Identification No.)
     Incorporation  or  Organization)



  1770  St.  James  Place,  Suite  115,  Houston,  Texas             77056
     (Address  of  Principal  Executive  Offices)               (Zip  Code)

                                 (713)  622-1100
                        -------------------------------
              (Registrant's  Telephone  Number,  Including  Area  Code)



        Securities  to  be  registered  pursuant  to  Section  12(b) of the Act:

               Title  Of  Each  Class      Name  of  Each  Exchange  On  Which
               To  Be  So  Registered      Each  Class  Is  To  Be  Registered
               -------------------      ------------------------------

                     None               None


         Securities  to  be  registered  pursuant  to  Section 12(g) of the Act:

                         Common  Stock,  $0.001  par  value
                         ------------------------------
                                (Title  of  Class)

                            PRO  SQUARED,  INC.


              INDEX  TO  REGISTRATION  STATEMENT  ON  FORM  10-SB



Items  in  Form  10-SB                                                   Page
--------------------                                                 --------
Part  I
Item  1.  Description  of  Business                                        1
Item  2.  Management's  Plan  of  Operation                               16
Item  3.  Description  of  Property                                       18
Item  4.  Security Ownership of Certain Beneficial Owners and Management  18
Item  5.  Directors, Executive Officers, Promoters and Control Persons    19
Item  6.  Executive  Compensation                                         21
Item  7.  Certain  Relationships  and  Related  Transactions              22
Item  8.  Description  of  Securities                                     22

PART  II
Item  1.  Market  Price  of  Common  Equity  and  Other  Related
          Shareholder Matters                                             24
Item  2.  Legal  Proceedings                                              25
Item  3.  Changes  in  and  Disagreements  with  Accountants              25
Item  4.  Recent  Sales  of  Unregistered  Securities                     25
Item  5.  Indemnification  of  Directors  and  Officers                   30

F/S  Financial  Statements                                            F1-F11

PART  III
Item  1.  Index  to  Exhibits                                             31
Signatures                                                                32

             DISCLOSURE  REGARDING  FORWARD-LOOKING  STATEMENTS

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," or "continue" or comparable terminology are intended to identify forward-looking statements. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable based on information available to the Company on the date of this report. The Company cannot give any assurances that these assumptions and expectations will prove to have been correct or that the Company will take any action that its management may be presently planning. These statements by their nature involve substantial risks and uncertainties and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control.

PART  I.

Item  I.  Business.
                                   THE  COMPANY


Overview

     Pro Squared, Inc. is a Texas corporation, incorporated on July 24, 2001, and is a provider of (i) project management services meaning that we teach and/or provide the techniques used by companies for cost control, project timeline development, resource utilization and risk analysis all with a focus towards improving a client company's overall efficiency and operating or financial results, and we also provide (ii) technology consulting services meaning that we review a client company's computer systems, internal networks, computer file servers and their capabilities to support a proposed project desired by the client company. We also prepare computer network specification and provide on-site technical assistance with computer networks so as to enable the client company to conduct a desired project via the Internet. Project management consulting is a highly specialized, profitable and fragmented market spread across various industries and governmental entities. With new technological advances in software and management training, corporations and governments are beginning to realize the value of implementing and upgrading their project management systems and assessing the implementation of enterprise wide project management systems. Our objective is to become one of the leading project management/technology consulting firms.

     In December 2001, our directors and shareholders each unanimously approved a forward split of our common stock such that each stockholder of record on January 1, 2002 received 40 shares of common stock for every one share previously held. Unless otherwise specifically indicated, references to our shares of common stock throughout this registration statement shall reflect shares of our common stock on a pre-split bases.

     On January 21, 2002, we filed a certificate of reservation of corporate name with the office of the Secretary of State of the State of Texas to reserve the name "The Project Group". Since that time, we have been doing business as The Project Group and intend to submit a proposal to our shareholders to amend our certificate of incorporation to change our name to The Project Group, Inc.

     Our principal executive offices are located at 1770 St. James Place, Suite 115, Houston, Texas 77056. Our telephone number is 713/622-1100 and our fax number is 713/622-1103.

Operations

     We provide project management consulting and strategic business consulting services with a focus on consulting activities which include, but are not limited to, project management consulting and business strategy, project management systems and network architecture, computer systems design, and value and segmentation analysis. When we offer to our project management services, we teach and/or provide the techniques used for cost control, project timeline development, resource utilization and risk analysis all with a focus towards improving a client company's overall efficiency and operating or financial results. Examples of our consulting work include the development of project management services for an oil refinery, the review of a client's current project management strategy and its consistency with the business strategy of that firm, the project management of a client's supply chain process, and a project management assessment of a client's computer network, system architecture and operations management capabilities. We also provide technology consulting services meaning that we review a client company's computer systems, internal networks and file servers and their capabilities to support a proposed project desired by the client company. We also prepare computer network specification and provide on-site technical assistance with computer networks so as to enable the client company to conduct a desired project via the Internet. We have provided design and architecture services for the computing environment, the communications network and the software applications for the project management systems of our clients.

     While there exist several traditional management consulting firms that offer services related to general operating matters, we believe that we can and have distinguished ourselves by focusing on specific project management services which are more narrowly defined and specialized. By focusing our attention on project management and related consulting activities we allow our project managers and senior level professionals to interface directly with senior client personnel. Generally, our long term project management consulting assignments begin with a detailed assessment of the company client's project management processes and capabilities. This provides us with a detailed understanding of our clients' business strategy, areas where we can have the most impact, and identifies potential risk.

     The project management consulting services that we undertake are performed on a time-and-materials basis. The size of the professional team we assign to a particular project varies depending on the size of the project, the clients' project management maturity level, the level of automation desired and the stage of implementation. Our staff is billed out at various rates ranging from entry level at $100.00 to more than $250.00 per hour, depending upon the level of expertise required of each individual assigned to a particular project, and the overall project complexity.

     We have not performed turnkey projects. Our staff works in close conjunction with client personnel, at the client site, on any given project. This partnering with the client, we believe, results in a project management knowledge transfer leaving the client new skills that are usually lacking in the initial client organization. In each sector of our business, we have developed methodologies, processes, software, tools and templates which are used by our consultants to help improve the quality of our work. These processes help lower the client's cost of management implementation and help to reduce the time required to perform the work. We maintain a database of these methodologies, processes, tools, benchmark information and templates, along with proposals, project plans and other information. This database is readily accessible by our consultants working at the clients sites via the Internet. We believe that our professionals deliver to each client engagement individualized technical skills, experience, industry-specific and functional experience, significant consulting experience and expertise in the following areas:


ANALYSIS,  SYSTEM  INTEGRATION  AND  PROJECT  MANAGEMENT
Our analysis process reviews a given client's current business objectives, operational structure, and systems architecture. We then review what added value a client would gain if such company implemented a formal system for project management. We then develop a budget and prepare an outline how a client company can create, implement and maintain a management system for a given project. We use this information to relate to the client their system functionality and associated costs to specific and measurable benefits. We analyze the impact of proposed new technology in financial terms, such as internal rate of return, payback, net present value, cash flow, and financial income statement impact consistent with the internal accounting procedures of the client. Our services include an assessment phase in which we evaluate the client's current business and project management process and capability. We work with the client to design and develop an appropriate solution to meet the client's needs. Our project manager typically assumes overall initial project management responsibility during the development and implementation phases, overseeing the team assembled by us (which normally consists of a combination of our professionals, the client's staff, and vendor personnel) to implement the project and coordinate the various hardware, software and other components required.

SOFTWARE PRODUCTS EXPERTISE We provide application software and other software products used to reduce development time and cut our clients' management and operating costs. We are familiar with many third-party software products for the industries we serve and on occasion utilizes our own software tools for our clients' projects. We have developed a number of methodologies, templates, software applications, and tools which are used in various areas of the strategic planning, market analysis, business case, systems integration, project management, and software package integration/implementation aspects of our project work. These tools are used to decrease the time and reduce the cost required to implement a system, as well as increase reliability and reduce client risk associated with a particular project phase. Such tools include:

PROJECT ADMINISTRATOR MODULE - A Web based tool for administrators to manage projects in connection with Microsoft Project 2000 and Project Central, both of which are project management software items. Project Central helps to collect data from Microsoft Project 2000 files and displays such files over the Internet to authorized users. The features of the Project Administrator Module include database maintenance and control, statistical database reporting, and a view of current activity in the database. This is a very specialized tool that is only used by the system administrator of Microsoft's Project Central.

LEGACY TRANSFER AGENT - This software links data from older data processing systems such as Legacy or ERP systems to Microsoft Project 2000 database projects.

FOLLOWME - This is a network analysis tool for Microsoft Project 2000 which allows users to follow complex networks of logic. Schedules have a logical critical path that result from the order that tasks are performed. This tool enhances the ability of senior project management personnel to analyze the quality of a schedule.

PROJECTGRAPH - This is a graphing tool for Microsoft Project 2000 which allows users to easily graph complex sets of time phased data from Project 2000.

COMPUTER BASED TRAINING COMPACT DISKS FOR PROJECT 2000. Basic, advanced, and project central level training for users of Microsoft Project 2000 and Project Central. These lessons are available via compact disks and are user controllable so the user can advance at his own pace. We received a non-exclusive right to the training materials from Mediatrain.net, Inc. on January 18, 2002. The training material has been sub-licensed from us for internal use by Halliburton, Inc. and Waste Management, Inc.

     With the exception of the training software, these software tools have not been sold to the general public or to our client base. After further testing of these products, we may initiate sales efforts in the second quarter of 2002, concurrent with the completion of testing.

     No patents or trademarks have been applied for these items as of this date.

CHANGE MANAGEMENT AND TRAINING. As part of our services, it is often necessary that we assist the client company in adapting to new ways of doing things. Specifically, new ways of managing employees, new ways of viewing the company's objectives and goals and new ways of conducting operations. We believe that the maturity and capability of the client organization is a critical factor in the success or failure of its project management. Whether it is a package implementation or a complex systems integration project, all stakeholders of the client are potentially affected. The failure of the users to properly utilize the system can mean the difference in whether or not the client obtains the benefits originally specified for the project. Our change management programs are designed to ensure the project's successful implementation by reducing resistance, along with expanding the client's understanding and commitment to the change necessitated by the project. We offer our clients a variety of training options in our project work. Our training programs can range from basic "train the trainer" programs for a new client system to sophisticated multi-media computer-based and web-based training programs that can be used for training the users of the system. The Microsoft Project 2000 web based training programs that we may offer to our clients were developed by Mediatrain.net, Inc. from whom we received a non-exclusive right to the training materials on January 18, 2002. Additionally, we have developed a comprehensive Microsoft Project 2000 training curriculum, with outlines, examples, lesson plans, etc. These training materials are owned by us and are constantly being refined to reflect the needs of clients.

     Our services in the education and training area include: the analysis of the audience to be trained; the development of executive education programs, including the linkage of performance measures to project goals; development of customized education courses; development of specific educational courses that highlight the business processes being implemented and explain their benefits; development of customized skills training programs; and development of new policies and procedures and the incorporation of these into training programs.

     We also offer our clients a variety of multi-media services focused on training and communication. These services delivered through our Creative Delivery Systems include multi-media training systems that utilize 2D and 3D graphics, custom video and audio, and all levels of animation. Our Creative Delivery Systems also design communication and training tools with delivery via various media such as video, diskette, CD-ROM, the Internet or the client's Intranet. Our multi-media application work extends to the development of Internet and Intranet applications.

Marketing  and  Sales  Strategy
----------------------------

     We utilize a relationship-selling model in most of our business areas. The critical component in this selling model is our project manager. Our project managers are responsible for growing and enhancing client relationships. By developing a thorough knowledge of the client's business, along with a close working relationship with the most senior members of the client's management team, our project managers are able to establish Pro Squared as a business partner with the client. We have consulting agreements with the following five individuals who serve as our project managers and who also serve as our officers and directors: Emmitt McCoppin, Craig Crawford, William Moebius, John Winchester and Sean Hanson. In addition to these four project managers, we utilize four outside independent contractors to serve as our project managers with whom we do not have any formal agreements with whose services we utilize on an as needed basis. As of March 25, 2002, we are utilizing all nine project managers to service our current customer base.

     By having a detailed knowledge of the mission, vision and strategy of our clients, we strive to be the preferred supplier of project management and business consulting services to each client. This thorough and detailed knowledge of the client's business is gained through the performance of project management assessments. Assessments are performed at the start of all consulting assignments. Detailed checklists are used to ensure that all areas of a client company are reviewed. Our staff gains knowledge about the client company through extensive interviews with the client and an examination of the client's project management tools and processes.

     Our sales organization is responsible for developing and qualifying leads which come to us from a variety of sources. These sources include the cold calling done by our sales team; leads from our employees; contacts from industry research organizations; leads generated by attendance at conferences and trade shows; leads from marketing efforts, telemarketing and advertising; and referrals from current and former clients. Additionally, all senior personnel are encouraged to maintain their own network of contacts to develop potential new business sources. We also participate in a number of software vendor and industry conferences and trade shows each year. These events serve to broaden our exposure and provide client feedback as our senior technical and management personnel participate in speaking engagements and other conference events.

We have developed a revenue generating strategy approach based on software development, consulting, integration and consolidation. Our essential strategy is to do the following:

1) Complete the development of market specific project management software application modules based on the Microsoft Project platform that improve communications with enterprise resource planning systems like Oracle, SAP and Peoplesoft.

2) Utilize these new modules to procure new project management consulting and integration contracts.

3) Consolidate the highly fragmented project management consulting field, through the acquisition of other project management organizations.

4) Continue to retain the rights to and resell new project management applications and integration tools developed from our client assignments.

5) Execute strategic alliance agreements with key international companies targeting project management software sales, integration, installation, processes and training focusing on the Fortune 1000 companies.

6) Develop and maintain an affinity group of project management developers, management consultants and other professionals by offering an open consulting alliance network, supported by training, software application, and contract consulting work.

Software  Strategy
-----------------

     1)   Platform.     We have conducted research and committed extensive time,
          ---------
energy, and resources to participating as a member of the Microsoft Project Partner Group. By participating as members of the Microsoft Project Partner Group, we keep our technical team current with the evolutionary development path of Microsoft Project. We participate as members of the Microsoft Project Partner Group by conducting presentations and demonstrations of Microsoft's tools and products to various potential customers, as requested by Microsoft. Microsoft Project is currently the most widely used project management software tool. As more companies and industries accept project management as a necessary business discipline, it will become more imperative that a stable platform be established where developers, managers and consultants have a common point of reference.

     We pay an annual Microsoft Project Partner fee in the amount of $1,569.63 to be a partner of this group. Our Microsoft Certified Partner identification code is 565406. We believe that there are over 100 Microsoft Project Partners located throughout the world. The Microsoft Certified Partner Program is a recognized, worldwide program for independent companies that provide Microsoft-based IT services and products to corporate, government and small- or medium-sized businesses. Partners must encompass a broad range of technical expertise, including specialized disciplines such as e-commerce, networking and collaboration. Microsoft Certified Partners must have at least 2 Microsoft Certified Professionals on staff or 1 software product that successfully completes one of the following software tests: designed for windows XP logo, Windows 2000 independently verified compatible or technical integration testing for Commerce Server 2000.


     2)   Modules.     We  focus  time  and  resources  on  the
          --------
development of project management software that enhances or expands the capabilities of Microsoft Project. We will continue to develop project management software and processes that improve managements ability to monitor projects throughout their organization. While we do not have a formal agreement with Microsoft to develop enhancements or expansion of the Microsoft Project software, It is our understanding that Microsoft encourages developers to develop tools that enhance its products.

    3)   Applications.  We believe that our consulting  engagements  will
         -------------
create resale opportunities for our products and services. We are building project management applications to meet the needs of clients, with the intention of using these highly specialized software modules as value added premiums to procure future business. We have developers and programmers to write project management programs. Our consulting agreements generally provide that all data, computer programs, systems and techniques written, invented, or made by us in the course of offering our consulting services will be jointly owned by us and the particular client. We do not intend to incorporate proprietary applications written from other sources in the development of our software tools and products.


     4)   Consulting Strategy.   Our internal revenue models indicate that for
          --------------------
every $1 spent on project management software, $10 will be spent on consulting, training and integration. Our goal is to simultaneously leverage our software strategy, to procure high value long term consulting and integration contracts and develop a reinforcing distribution application loop among our consultants and application developers.

     We have identified and developed modules to position ourselves to address the five fastest segments of project management which are listed below. It is our intention to use these modules to have developers and programmers write specific project management programs, with the intention of (i) reselling them as custom solutions over our project management outsourcing consulting network and (ii) licensing these new applications on an exclusive basis to sell our project management consulting services.

We believe the fastest growing segments of the project management market include:

         1)  Improvement:     For  years,  corporations have implemented various
             ------------
operational improvement projects such as business process re-engineering, ERP systems installation, and total quality management. In a March 2000 survey conducted by The Boston Consulting Group, of over one hundred executives responsible for enterprise improvement initiatives, relatively few companies reported that their initiatives had achieved significant value. In some cases, consulting firms are hired to identify and scope improvement opportunities, and then the implementation effort is turned over to a company's staff. In other cases, secondary consultants specializing in specific areas are brought in to implement strategies formulated by a primary consulting firm. Because of the secondary consultants involved, background information on how designs evolved may get lost and the implementation may not always adhere to the original vision.

     Transformation tools with the right functionality can dramatically reduce complexity and enhance the probability of a company's success. First, the project management tools should provide alignment and clarity so that all initiatives adhere to the same vision and changes are managed in a timely manner. Improvements in one area must be linked to operations in other areas. Coordination of related improvements across the various operating divisions of a company are required in order to quickly realize the potential for optimization. Second, projects must be prioritized and resources properly utilized to provide the greatest impact to the enterprise. Third, knowledge reuse must enable the sharing of best practices and the reduction of time-to-benefit. Fourth, a good reporting and monitoring mechanism is needed to keep senior management aware of status, decision points and provide early warning of issues.

     2)  Innovate  -  Product  Development     Constant  business  innovation is
         ---------------------------------
important for most companies. Product-driven organizations need to constantly improve and enhance their product portfolio. Companies dependent on new product revenue must not only continuously develop innovative products, but also must complete the development and market introduction in a shorter amount of time. Most successful companies use a structured product development process to reduce time-to market and to enable the application of a robust engineering methodology. Important issues to be addressed are the reduction in design iterations, the reuse of previous designs, adherence to company standards, and the readiness of executing organizations to roll out and support the new designs.

     3)  Connect  -  Collaborative  Commerce:     While e-commerce addresses the
         -----------------------------------
quantitative aspect of Web-based transactions, "collaborative commerce", or c-commerce, adds an important dimension by enabling dynamic collaboration among employees, business partners and customers throughout a trading community or marketplace. Studies made by the Gartner Group show that interaction costs account for about half of all labor costs in developed economies. Interaction can be both internal and external to an enterprise.

     External interaction covers such things as searching for needed products and services, or better prices; monitoring the performance of vendors, partners and customers; and coordinating the activities of outside service providers. In service industries, interaction costs constitute as much as 75 % of total costs. In most high tech areas, they are as much as 50-60% of total costs. Challenges in these projects have been different levels of involvement, commitment and ownership of the project among the trading partners; different levels of readiness for process change; and business partners' own agendas and concern about their competitiveness in the community. These issues can prolong time-to-market, which is critical to the success of collaborative commerce. As a result, enterprises embarking on c-commerce projects must expand their traditional project management approach to include business partner relationship management, inter-company communication, issue and problem resolution, and cross-enterprise knowledge management.

     4)  Post-Merger  Integration:  Mergers  and  acquisitions  are an essential
         ------------------------
ingredient of corporate strategy. However, recent research shows that only about half of these merged companies have succeeded relative to peers, and despite a growing body of experience, the success rate is not improving. Still, a handful of companies have demonstrated that high levels of success can indeed be achieved on a repeated basis, and this success contributes to superior overall performance. To realize the strategic intent and capture the business benefits of the merger or acquisition, business integration must be carefully executed. This may be the most complex transformation initiative with many decision-making issues: how to resolve the differences in business models, how to manage morale and productivity, how to capture knowledge in a fluctuating environment, and how to minimize resistance to new processes and organizational changes. Successful integrators understand the importance of aligning the strategic and operational goals of the combining businesses. This process requires a project management system that provides structured collaboration, secure user access control, accelerated decision-making, and detailed planning and monitoring. For companies who are actively acquiring other companies, or who are frequent participants in the acquisition process, the use of these project management systems is often a key success factor.

     5)  Launching  New  Ventures:     Launching  new  ventures  is an important
         ------------------------
factor for organizations to sustain growth and to provide a substantial return on investment to stockholders. Recent new launches have been heavily represented by e-business activity, with many of the dot.coms floundering, and the brick-and-mortars once again gaining strength. However, the competitive landscape has been transformed by e-business, and traditional brick-and-mortars need to adapt to this reality to succeed. The new venture transformation process itself takes place in the form of new or joint ventures. In both scenarios, the creation of a new entity separate from the existing organization is the focal point. The new venture is a complex undertaking and needs to be managed like a large and complex project.

     As a new company we expect to encounter the following difficulties in achieving our business growth:

- Our sales cycle may be slow so that our ability to survive between large consulting assignments may be in question.

- Consulting software technology is complex and is constantly changing. We must maintain our relationship with Microsoft and keep our personnel trained and updated.

- Personnel resources are difficult to find and we can give no assurance that we will attract qualified personnel to work for us. Additionally, we must invest time and efforts in teaching new personnel our processes and procedures.

Potential  Revenue  Streams

     We intend to capitalize on the following revenue streams that will be Developed as a result of providing project management products and services to Fortune 1000 companies. These may include, but not be limited to:

     -     Consulting  and  implementation  fees
     -     Software  licensing  fees
     -     Training  fees

Strategic  Alliances  and  Customers
-------------------------------------

For the five month period from July 24, 2001 through December 31, 2001, three major customers accounted for our billed consulting revenues as follows:

Mediatrain.net, Inc. - 57%
Aspen Technologies, Inc. - 29%
Altair Strickland West, Inc. - 12%

No other customers accounted for more than 10% of our revenue during such period. Subsequent to December 31, 2001 we believe the following companies may account for more than 10% of our revenue: Altair Strickland West, Inc., Aspen Technology, Inc., Sprint Spectrum PCS and Waste Management, Inc.

The following customers are all of our customers as of March 25, 2002:

Microsoft  Corporation

    We are active with the Microsoft Project team in supporting design strategy for future releases, responding to inquiries from major Microsoft clients and assisting Microsoft in the testing and rollout of Microsoft Project 2000 and 2002. Our participation provides us with insight into Microsoft's project development strategy. This knowledge combined with our unique software tools enables us to develop and implement complete project management solutions for our customers. In conjunction with Microsoft, we conduct seminars and training sessions on Microsoft Project and project management throughout the United States to their clients. Based on this key relationship, Microsoft has referred potential customers to us with challenging project management issues. While we consider the relationship with Microsoft to be material both in terms of our exposure as well as an important source of referrals, the Microsoft relationship does not itself generate material fees or revenues.

Waste Management, Inc.

      On February 26, 2002 we entered into an agreement with Waste Management, Inc. ("WM") located in Houston, Texas whereby we have been engaged to provide project management services. Such agreement shall continue until the agreement is terminated by wither party upon 30 days written notice to the other party.

Altair Strickland West, Inc.

      On December 6, 2001 we entered into a consulting arrangement with Altair Strickland West, Inc. ("Altair") whereby we will provide project management consulting to Altair and execute planning and scheduling functions for an Altair project in Benecia, California. Such agreement shall continue until such agreement is terminated by wither party upon 30 days written notice to the other party.

Arthur  Andersen,  LLP

     We entered into a marketing alliance agreement dated October 12, 2001 with Arthur Andersen ("Andersen") whereby Andersen would subcontract to us management projects for software and consulting services. As of March 25, 2002 Anderson has not sub-contracted any work to us. In March 2002, we verbally informed Andersen of our intent to discontinue our relationship with Andersen.

Aspen  Technology,  Inc.

     Effective June 16, 2001, we entered into a project management consulting services agreement with Aspen Technology, Inc. ("Aspen"), a Delaware corporation located in Cambridge, Massachusetts. Aspen is a publicly traded (Symbol: AZPN) software engineering company that services refineries, petrochemical plants and power plants. We serve as a Microsoft Project (MSP) 2000 technical consultant and project manager to Aspen. Such services include building and developing processes and standards for an MSP 2000, conducting training classes in Houston, London, and other cities. We are assisting in the implementation of new project management processes and MSP 2000 for particular Aspen projects and programs, and various other technical responsibilities as set forth in the agreement.

Coastal  Aruba  Refining  Company

     On October 17, 2001 we entered into an agreement with Coastal Aruba Refining Company ("Coastal"), a Delaware corporation located in Houston, Texas whereby we will serve as a consultant to Coastal. The term of this agreement is for a period of one year. The services we have agreed to provide include a general review and general advice regarding their project management and related corporate activities. We have completed Coastal's requested services and as of March 1, 2002, we have not yet been asked to proceed working on any additional projects.

El  Paso  Energy  Corporation

     On October 17, 2001 we entered into an agreement with El Paso Energy Corporation("El Paso"), a Delaware corporation located in Houston, Texas whereby we will serve as a consultant to El Paso. The term of this agreement is for a period of one year. The services we have agreed to provide include a general review and general advice regarding their project management and related corporate activities.

Sprint PCS

     In 2002 we have also performed project management services for Sprint, PCS., located in Overland Park, Kansas. We do not have a definitive agreement with Sprint.

Consultants / Project Managers

A. On July 31, 2001 we entered into an agreement to retain the consulting services of Ben Barnes to use his best efforts to promote and solicit the sale of our products and services to potential customers that may benefit from our project management services. Under the terms of the agreement, we will pay Mr. Barnes $15,000 per quarter for a period of four quarters subject to increases in our revenue at which time his consulting fees will be increased. We have the right to pay Mr. Barnes in cash or in the form of shares of our common stock which will be valued at $.005 per share (post split) until we are a reporting company, at which point, such shares will be valued at the average bid price of our common stock for the ten days prior to the date that payment is to be made. Additionally, we have agreed to issue to Mr. Barnes shares to be purchased in the amount of 1,000,000 (post split) shares of our common stock at a purchase price of $.005 (post split) per share. Mr. Barnes exercised the right to purchase such shares on December 31, 2001 and we have issued these shares to him.

         We have also agreed to issue to Mr. Barnes options to purchase 500,000 (post split) shares of our common stock at an exercise price equal to $.125
(post split) per share, which options shall only vest once we have obtained annual revenues of $5,000,000 over a twelve (12) month period. Finally, we have agreed to issue to Mr. Barnes options to purchase 500,000 (post split) shares of our common stock at an exercise price equal to $.25 (post split) per share, which options shall vest once we have obtained annual revenues of $10,000,000 in aggregate over a twelve (12) month period. Mr. Barnes' options shares shall only be exercisable in the event that we effect a merger into a public company or file documents necessary to become a publicly traded fully reporting entity.

       The consulting agreement shall be for a term of three years and may be terminated by either party with notice of termination or if we fail to become a reporting company on or before January 31, 2002 or if we have not achieved revenues of at least $6,000,000 during the calendar year ended December 31, 2002. We have not yet made any payments pursuant to such consulting agreement with Mr. Barnes. On January 1, 2002 we amended our agreement with Mr. Barnes and then later orally agreed with Mr. Barnes to extend the time period by which we must become a reporting company to April 30, 2002. If and when we obtain revenue aggregating at least $6,000,000 over a twelve-month period, we will pay to Mr. Barnes $7,500 per month payable for twenty-four (24) months. If and when we obtain revenue aggregating an additional $11,000,000 over a twelve-month period, we will pay to Mr. Barnes an additional $10,000 per month for a period of twenty-four (24) months.


B. On October 12, 2001 we entered into an amended and restated agreement to retain the consulting services of Mr. Timothy J. Connolly to provide strategic advice to us, and responsibilities including, but not limited to, recommending experienced public relations firms, accounting, legal and corporate communications professionals, marketing strategies and other advisory services. The consulting agreement shall be for a term of two (2) years. Under the terms of the agreement, we agreed to issue to Mr. Connolly $12,500 upon execution of his consulting agreement and $5,000 per month for the term of the agreement; however, all payments are accruing and are not deemed due until we obtain a line of credit or funding in excess of $100,000. Mr. Connolly has the option to receive, in lieu of the cash compensation provided for in the agreement, such number of shares of our common stock with a value equal to the greater of (i) $0.00025 (post split) per share and (ii) the lowest price per share at which any shares of our common stock were sold between June 15, 2001, and March 31, 2002. Additionally, we have agreed to issue to Mr. Connolly a five year warrant to purchase 100,000 (pre split) shares of our common stock at an exercise price equal to the greater of (i) $0.01 (pre split) per share and (ii) the lowest price per share at which any shares of our common stock were sold between June 15, 2001, and March 31, 2002. On December 31, 2001 Mr. Connolly waived his rights to such warrant and the warrant agreement to purchase 100,000 shares of our common stock was cancelled.

C. On June 16, 2001 we entered into a consulting agreement with our President and director, Craig Crawford, which pursuant to its amended terms will expire on March 31, 2002. We have agreed to pay Mr. Crawford consulting fees on a monthly basis at the rate of $62.50 per hour for the first 40 hours worked per week. On August 1, 2001, we entered into consulting agreements with each of our other directors: Emmett McCoppin, John Winchester, Sean Hanson, and William Moebius. On March 25, 2002, the expiration date of each such consulting agreement was extended from December 31, 2001 until March 31, 2002. We have agreed to pay, and the consultants have agreed to accept in full payment for their services, the following fees for the first 40 hours worked per week: Emmett McCoppin - $51.92 per hour, John Winchester - $51.92 per hour, Sean Hanson - $46.15 per hour and William Moebius -$65 per hour with a minimum monthly payment to Mr. Moebius of $1,500.


D. On January 18, 2002 we entered into a consulting agreement with Jeffery M. Spencer for a term of one year until December 31, 2002. We agreed to pay Mr. Spencer, until May 31, 2002, a base commission of $5,000 per month and 7.5% of the gross consulting revenue for any client referred to us by him. Effective as of June 1, 2002 we will pay Mr. Spencer a base commission of $2,500 through December 31, 2002 and 12.5% of the gross consulting revenue for any client referred to us by him. Until May 31, 2002 Mr. Spencer will receive 10% of our consulting revenue paid to us by Sprint PCS and will receive 12.5% of such consulting revenues as of June 1, 2002. Until May 1, 2002, Mr. Spencer will receive 25% of our consulting revenues paid to us from Waste Management, Inc. and after May 1, 2002 he will receive 20% of the consulting revenues paid to us from Waste Management, Inc.

We currently have nine project managers.

Recent Events

     On October 8, 2001, we entered into an accounts receivable purchase agreement with Corporate Strategies, LLC whose principal is Timothy J. Connolly, one of our shareholders and consultants. The agreement allows for acceptable accounts receivable to be sold with recourse and assigned to Corporate Strategies. Corporate Strategies may then hold back payment of an amount equal to 25 percent of the gross face amount sold. At December 31, 2001, the outstanding accounts receivable sold and the related note payable was $48,255. Under the terms of the agreement, we pay a fee to Corporate Strategies ranging from 3% to 10% of the accounts receivable sold, depending on when the receivable is collected by Corporate Strategies and approximates a 44% interest rate on the outstanding balance. In connection with such agreement, we also entered into a security agreement with Corporate Strategies.

     On February 15, 2002 our board of directors authorized an amendment to our certificate of incorporation to change our name to "The Project Group, Inc.". We intend to submit a proposal to our shareholders to amend our certificate of incorporation to change our name to The Project Group, Inc.


     On December 1, 2001, we entered into an agreement with Mediatrain, Inc. to perform the customer's billing and collection function. Mediatrain agreed to pay us 2% of the gross services billed by us at the end of each month. On December 13, 2001, we converted Mediatrain's trade receivable of $139,285 to a promissory note. The promissory note was due February 13, 2002 which has been extended to April 30, 2001 with accrued interest at the rate of 12% per annum. On January 18, 2002 we entered into a bill of sale in which Mediatrain, Inc. transferred to us the non-exclusive rights to the Mediatrain.net web site and Mediatrain's training materials. We also received a guaranty agreement in connection with the promissory note signed by Mediatrain's then president, Jeffery Spencer, pursuant to which we can demand up to $50,000 from Mr. Spencer on or after December 13, 2002. Jeffery Spencer is now one of our consultants. Also, we entered into a security agreement with Mediatrain part of which granted us a security interest in Mediatrain's Microsoft Project 2000 training compact disks.

Competition

     Our competitors in the project management arena generally include, but are not limited to the following companies:

*  APS  Consulting,  LLC;
*  ABT  Corporation, with its ABT Workbench product, a subsidiary of Niku, Inc.;
*  IMS  Information  Management  Services,  Inc.,  with  its  Product  Exchange;
*  Artemis  Corporation,  with  its  product  Artemis  Views;
*  Elabor,  Inc.;
*  OnProject.com;  and
*  Pacific  Edge  Software.

     The management consulting markets are highly competitive, and we may not be able to compete effectively. Many of our competitors have greater name recognition and have greater financial and other resources than we have. At our current levels, our competitors will likely be better capitalized with greater abilities to compete for market share. These competitors may also be better able to compete for skilled professionals by offering them large compensation incentives. In addition, one or more of our competitors may develop and implement methodologies which result in superior productivity and price reductions without adversely affecting the competitors' profit margins. Any of these circumstances may impose additional pricing pressure on us, which would have an adverse effect on our revenues and profit margin.

Intellectual  property

     We do not own any patents or trademarks and have no patents or trademarks pending.

                                RISK  FACTORS

An investment in our shares involves a high degree of risk. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this registration statement. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here.

THERE  IS  SUBSTANTIAL  DOUBT  THAT  WE  WILL  CONTINUE  AS  A  GOING  CONCERN.

       Since our inception on July 24, 2001 through the period ended December 31, 2001, we generated $513,863 in revenues, but incurred $298,657 in general and administrative expenses. Although as of December 31, 2001, we had net income of $10,554 unless we begin to generate significantly more revenues and raise more working capital to generate a significant cash flow, we may be unable to continue our growth and may be forced to cease or scale back operations.

WE WILL NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE FOR OUR OPERATIONS AND IF WE ARE UNABLE TO RAISE ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO SUPPORT OUR OPERATIONS.

     Since our inception, we have funded operations out of capital raised from investors. We will need additional funds to develop our operations. We may seek additional capital through an offering of our equity securities, an offering of debt securities, or by obtaining financing through a bank or other entity.

We have not established a limit as to the amount of debt we may incur and we have not adopted a ratio of our equity to a debt allowance. If we need to obtain additional financing, the financing may not be available from any source, or may not be available on terms acceptable to us. Any future offering of securities may not be successful. If we are unable to obtain additional capital when needed we may not be able to support our operations, may not be able to offer our products and services, and may be forced to cease doing business.

OUR BUSINESS WILL BE NEGATIVELY AFFECTED IF WE ARE NOT ABLE TO ANTICIPATE AND KEEP PACE WITH CHANGES IN TECHNOLOGY OR IF GROWTH IN THE USE OF TECHNOLOGY IN BUSINESS IS NOT AS RAPID AS WE ANTICIPATE.

     Our success will depend, in part, on our ability to develop and implement management and technology solutions for our current and prospective clients that anticipate and keep pace with rapid and continuing changes in technology and client services. We may not be successful in anticipating or responding to these technological developments on a timely basis, if at all. Our business is and will be dependent, in part, upon the continued use of technology in the business arena by our current and prospective clients and their customers and suppliers. If the growth in the use of technology does not continue, demand for our software and/or Internet consulting services may decrease.

THE CONSULTING, INFORMATION TECHNOLOGY AND OUTSOURCING MARKETS ARE HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

 The consulting, information technology and outsourcing markets in which we operate are highly competitive and include a large number of participants. Our competitors include: large accounting, consulting and other professional service firms; information technology service providers; service groups of computer equipment companies and other companies including, but not limited to:

*  APS  Consulting,  LLC,
*  ABT  Corporation,  with  its  ABT  Workbench  product,
*  IMS  Information  Management  Services,  Inc.,  with  its  Product  Exchange,
*  Artemis  Corporation,  with  its  product  Artemis  Views.
*  Elabor,  Inc.,
*  OnProject.com  ,
*  Pacific  Edge  Software,  and  others.

We also may compete with clients themselves when a client may choose to use its own resources, rather than engage an outside firm for the types of management and consulting services we provide. Our competitors may be better able to compete for skilled professionals by offering them large compensation incentives. In addition, one or more of our competitors may develop and implement methodologies which result in superior productivity and price reductions without adversely affecting the competitors' profit margins. Any of these circumstances may impose additional pricing pressure on us, which would have an adverse effect on our revenues and profit margin.


WE  DEPEND  ON  THE  CONTINUED  SERVICES  OF  OUR  EXECUTIVE  OFFICERS

     Our future success depends upon the continued service of our executive officers, particularly, Craig Crawford, our chief executive officer. While we do have consulting agreements with our executive officers (Messers. Crawford, Winchester, Moebius, McCoppin and Hanson), we do not have written employment agreements with them for their services as officers for any specific term. Our business would be seriously harmed if we lost the services of one or more of our executive officers or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us.

THERE IS NO CURRENT TRADING MARKET FOR OUR SECURITIES. WITHOUT A TRADING MARKET, PURCHASERS OF THE SECURITIES MAY HAVE DIFFICULTY SELLING THEIR SHARES.

     There is currently no established public trading market for our securities. A trading market in our securities may never develop. If a trading market does develop, it may not be sustained for any significant time. We intend to apply for admission to quotation of our securities on the OTC Bulletin Board. If in the future we meet the qualifications for admission to quotation on the Nasdaq SmallCap Market, we may then apply for admission. If for any reason our common stock is not listed on the OTC Bulletin Board or a public trading market does not develop, purchasers of the shares of our common stock may have difficulty selling their shares.


WE HAVE NEVER PAID DIVIDENDS AND DO NOT ANTICIPATE PAYING DIVIDENDS FOR THE FORESEEABLE FUTURE.

     We have never paid dividends on our common stock. Our ability to pay dividends on our shares is limited to our ability to earn sufficient income. Payment of dividends is subject to the discretion of our Board of Directors. The Board of Directors has not formulated a policy regarding payment of dividends. No dividends will be paid for the foreseeable future.

ITEM  2.  MANAGEMENTS  PLAN  OF  OPERATION


     The following discussion is intended to provide an analysis of our financial condition and should be read in conjunction with our financial statements and the notes thereto. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development plans for our growth, trends in the results of our development, anticipated development plans, operating expenses and our anticipated capital requirements and capital resources. Our actual results could differ materially from the results discussed in the forward-looking statements.

(i) To date we have raised funds through the issuance of shares of our common stock. The funds we have raised to date have been applied towards our corporate legal fees, accounting fees, lease payments and our general day to day operations. We believe that we currently have enough cash on hand to enable us to operate for the next twelve months, at our current operating levels. Our current level of gross consulting revenues are approximately $120,000 to $150,000 per month. It is our intention to try to grow our current operating levels by increasing our brand name recognition through client referrals and by offering quality service. In order for us to further develop our current operating levels we anticipate a need for additional funding in the second operating quarter of the 2002 fiscal year. We can give no assurance that we will be able to maintain our current operating levels and no assurance that we will be able to expand our current operating levels. We may seek additional capital through an offering of our equity securities, an offering of debt securities, or by obtaining financing through a bank or other entity. We have not established a limit as to the amount of debt we may incur and we have not adopted a ratio of our equity to a debt allowance. If we need to obtain additional financing, the financing may not be available from any source, or may not be available on terms acceptable to us.

As of December 31, 2001, we had cash available of $77,640 and total current assets of $370,036. For that same period we had total current liabilities of $247,563 with our total liabilities and shareholder's equity at $370,036. For the period ended December 31, 2001 we incurred general and administrative expenses of $243,353 which included, but were not limited to, wage payments, office rent, legal and accounting services and general liability insurance expenses. Since inception to December 31, 2001, we have generated consulting revenue of $513,863 of which the cost required to generate such revenue was $191,701 plus additional expenses resulting in net income as of December 31, 2001 of $10,554. We had 30,330,785 weighted shares outstanding with a basic and diluted income per share of $0.00.

(ii) We are currently testing our internal software integration tools such as our

PROJECT ADMINISTRATOR MODULE - A Web based tool for administrators to manage projects in connection with Microsoft Project 2000 and Project Central, both of which are project management software items. Project Central helps to collect data from Microsoft Project files and displays such files over the Internet to authorized users. The features of the Project Administrator Module include database maintenance and control, statistical database reporting, and a view of current activity in the database. This is a very specialized tool that is only used by the system administrator of Microsoft Project Central.

LEGACY TRANSFER AGENT - This software links data from older data processing systems such as Legacy or ERP systems to Microsoft Project 2000 database projects.

FOLLOWME - This is a network analysis tool for Microsoft Project 2000 which allows users to follow complex networks of logic. Schedules have a logical critical path that result from the order that tasks are performed. This tool enhances the ability of senior project management personnel to analyze the quality of a schedule.

PROJECTGRAPH - This is a graphing tool for Microsoft Project 2000 which allows users to easily graph complex sets of time phased data from Project 2000.

We intend to also continue to test our computer based training compact disks. We anticipate that testing for these products will be completed by June 30,2002. We have also been asked by Microsoft to test their Microsoft Project 2002. Our sales operations primarily consists of Craig Crawford, Jeffery Spencer and our consulting staff who develop and qualify leads which come to us from a variety of sources. These sources include the cold calling done by our sales team; leads from our employees; contacts from industry research organizations; leads generated by attendance at conferences and trade shows; leads from marketing efforts, telemarketing and advertising; and referrals from current and former clients. Additionally, all senior personnel are encouraged to maintain their own network of contacts to develop potential new business sources.


(iii) We do not expect to purchase or sell any manufacturing facilities or significant equipment over the next twelve months.

(iv) We may pursue acquisitions of other Project Management oriented businesses and/or businesses that have similar assets, experience and personnel located in major metropolitan areas. As of the date of the filing of this registration statement, we have no plans, proposal, arrangements or understandings regarding any acquisition transactions.


Employees

     Including our president, Craig Crawford, we currently employ thirteen full time independent consultants and two part time individuals. We utilize the services of independent contractors and we do not have any employees. We do not foresee any significant changes in the number of consultants we will have over the next twelve months, unless the growth of our business demands it.

     We are not aware of any material trend, event or capital commitment, which would potentially adversely affect liquidity. In the event a material trend develops, we believe that we will have sufficient funds available to satisfy working capital needs through lines of credit and the funds expected from equity sales.


OTHER:

     Except for historical information contained in this prospectus, the matters set forth above are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Investors are directed to consider, among other items, the risks and uncertainties discussed in documents filed by us with the Securities and Exchange Commission.


ITEM  3.  DESCRIPTION  OF  PROPERTY.

     Our principal executive offices are located at 1770 St. James Place, Houston, Texas, 77056, which consists of approximately 1,500 square feet which we rent on a month to month basis for a monthly rental fee of $1,500. Our offices are rented from Corporate Strategies, a consulting company of which Tim Connolly, our consultant, is the principal. We believe that our rented properties are adequate for our current and immediately foreseeable operating needs. We do not have any policies regarding investments in real estate, securities or other forms of property.


ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

     The following table sets forth each person known by us to be the beneficial owner of five percent or more of our common stock, all directors individually and all of our directors and officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

     Our directors and shareholders unanimously approved a forward split of our common stock such that each stockholder of record on January 1, 2002 received 40 shares of common stock for every one share previously held. The following table is based upon a post forward split calculation of ownership of shares of our common stock.

Name  and  Address            Amount  of  Beneficial   Percentage  of
of  Beneficial  Owner              Ownership(1)          Class(2)
------------------------    --------------------   -------------------
Craig  Crawford                  7,360,400                 16.4%
1170  St.  James  Place
Houston,  TX  77056

William  H.  Moebius             1,538,600                  3.4%
1770  St.  James  Place
Houston,  TX  77056

John  Winchester                 6,193,920                 13.8%
1770  St.  James  Place
Houston,  TX  77056

Emmett  R.  McCoppin,  Sr.       6,732,520                 15.0%
1770  St.  James  Place
Houston,  TX  77056

Sean  Hanson                     5,924,600                 13.2%
1770  St.  James  Place
Houston,  TX  77056

Directors  and  officers        27,750,040                 62.0%
as  a  Group  (5)

____________
(1) The number of shares of common stock beneficially owned by each person or entity is determined under the rules promulgated by the SEC. Under those rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power and shares which that person or entity has the right to acquire within sixty days after March 25, 2002. The inclusion in this section of any shares deemed beneficially owned does not constitute an admission by that person of beneficial ownership of those shares.

(2) Such figures are based on 44,750,040 (post forward split) shares of our common stock issued and outstanding as of March 25, 2002.


ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

     The following table sets forth certain information regarding the members of our board of directors and its executive officers:

       Name                 Age        Positions  and  Offices  Held
  -----------------        -----       -------------------------------
  Craig  Crawford           48          President, Chief Executive Officer and
  17170  St.  James  Place              Director
  Houston,  TX  77056

  William  H.  Moebius      71          Chairman and Director
  1770  St.  James  Place
  Houston,  TX  77056

  John  Winchester          55          Senior Vice President and Director
  1770  St.  James  Place
  Houston,  TX  77056

  Emmett  R. McCoppin, Sr.  46          Vice President, Chief Technology Officer
  and  Director
  1770  St.  James  Place
  Houston,  TX  77056

  Sean  Hanson              42          Director, Treasurer and Secretary
  1770  St.  James  Place
  Houston,  TX  77056

     Our directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified. Set forth below is a summary description of the principal occupation and business experience of each of our directors and executive officers for at least the last five years.

     Craig Crawford, has served as our President, Chief Executive Officer and Director since inception. Mr. Crawford brings over twenty five years of experience in the management of operations in the process and /construction industries, marketing and finance. From July 1997 to May 2001, Mr. Crawford served as the president of Genisys Information Systems, Inc. a software consulting company and from 1995 to 1997 Mr. Crawford served as Vice President, Western Region, for IST, Inc. a $65 million specialty welding company and mechanical contracting company. Prior to 1995 Mr. Crawford was a Vice President, Western Region, for Serv-Tech, Inc. and has served in Senior Management positions from operations to finance at Rice University, Brown and Root, Inc. and Goodwin Dannenbaum Littman and Wingfield, Inc. From 1971 to 1973 Mr. Crawford attended the Colorado school of Mines, studying Chemical Engineering and in 1975 graduated from North Carolina State University with a BBA, Business Management.

     William H. Moebius, has served as our Chairman since inception and brings over 40 years of experience in the construction and management of process facilities worldwide. From 1997 through 2001, Mr. Moebius served as a consultant for Genisys Information Systems, Inc. located in Texas. Formerly the Vice President of construction for Coastal Corporation, from 1991 through 1997, Mr. Moebius was responsible for millions of dollars of successful projects at coastal facilities internationally. Mr. Moebius also served in Senior Management positions, including President, in a number of well respected engineering and construction companies headquartered in New York, New Jersey and Houston. Mr. Moebius received his Bachelor of Science degree in Engineering from Yale University School of Engineering.

     John Winchester, has served as our Senior Vice President and Director since inception and has over thirty-two years of experience in corporate systems data processing, including accounting, inventory and manufacturing control in a wide range of industries. From February 2001 until June 2001 Mr. Winchester served as a senior project manager for a consulting firm located in Maryland. From 1999 through February 2001, Mr. Winchester was an independent consultant and from April 1996 through October 1999 he served as the Vice President of Software Development for Genisys Information Systems Inc. Mr. Winchester has trained approximately 3,000 individuals in creating and implementing project management systems including Boeing; Lockheed Martin; GE Aircraft engines; Microsoft and various United States government agencies.

     Emmett R. McCoppin, Sr., has served as our Chief Technology Officer and Director since our inception and has over sixteen years of experience developing software for special applications within the scope of project management and budget tracking systems for government compliance programs. From 1997 through 2001 Mr. McCoppin served as a senior consultant/programmer for Genisys
Information Systems, Inc. From January 1997 through April 1997 Mr. McCoppin served as a senior consultant for PMIS, a management consulting and software company located in California. From 1974 through 1997 Mr. McCoppin served as a project manager and network engineer for Dupont, Inc. located in Texas. Mr. McCoppin was trained at Lamar University and Dupont/Conoco to manage server systems and LAN/WAN networks. Mr. McCoppin is a Microsoft Certified Professional, Novell Certified Administrator, Broadband and Ethernet Certified Systems Engineer, PC LAN Certified, and Microsoft SQL Server Certified.

     Sean Hanson, has served as our Director, Treasurer and Secretary since our inception and has over twenty years of experience in a broad variety of responsible positions planning and construction process facilities for the petrochemical industry. From February 2001 through July 2001 Mr. Hanson served as the senior project manager for a consulting firm, located in Maryland, from 1997 through 2001 Mr. Hanson served as the Director of Project Management for Genisys Information Systems, Inc., located in Texas, and from 1996 through 1997 Mr. Hanson served as the Senior Planning Manager for Basis Petroleum, Inc., located in Houston. He has functioned as Project Manger, Senior Planner, Senior Consultant on a variety of large projects ranging from refineries in Aruba, to the re-design of the Internal Revenue Service's computer system. From 1983 to 1984 Mr. Hanson attended Sawyer Business College.

Involvement  in  Certain  Legal  Proceedings

      We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

ITEM  6.  EXECUTIVE  COMPENSATION.

     Neither our officers or directors have received or earned any compensation or bonus in excess of $100,000 for services rendered since our inception. We anticipate that we will enter into an employment agreement with our president, Craig Crawford, pursuant to which we will offer him an annual salary of $140,000. As of the date of this filing, Mr. Crawford has earned $49,165 for his services as our President.

     The following table sets forth information concerning the total compensation that we have paid or accrued on behalf of our chief executive officer since our inception.

                           SUMMARY  COMPENSATION  TABLE
                             Long-Term  Compensation
                          -----------------------------
         Annual  Compensation                 Awards        Payouts
        ---------------------                ------        -------
Name  and                             Restricted
Principal                            Stock
Position(s)        Year    Salary($)  Bonus($)  Other($)  Awards(#  shares)
                                              Compensation
Craig  Crawford     2001                      $49,165


We do not maintain key-man life insurance for any of our executive officers or directors.

We  do  not  have  any  long  term  compensation  plans  or  stock option plans.

Director  Compensation

     Our current directors do not receive compensation for their specific services as board members.

Employment  Agreements

     Other than our consulting agreements with our directors, we do not have any written employment agreements with our officers or employees.


ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     Our principal executive offices are located at 1770 St. James Place, Houston, Texas, 77056, which we rent on a month to month basis for a monthly rental fee of $1,500 from Corporate Strategies, a consulting company of which Tim Connolly, our consultant, is the principal of.

     On June 16, 2001 we entered into a consulting agreement with our President and director, Craig Crawford, for a period of eleven months. We have agreed to pay Mr. Crawford consulting fees on a monthly basis at the rate of $62.50 per hour for the first 40 hours worked per week. On August 1, 2001, we entered into consulting agreements with each of our other directors: Emmett McCoppin, John Winchester, Sean Hanson, and William Moebius. The term of each such consulting agreement is for a period of up to eleven months and we have agreed to pay, and the consultants have agreed to accept in full payment for their services, the following fees for the first 40 hours worked per week: Emmett McCoppin - $51.92 per hour, John Winchester - $51.92 per hour, Sean Hanson - $46.15 per hour and William Moebius -$65 per hour with a minimum monthly payment to Mr. Moebius of $1,500.


     On December 31, 2001 our consultant, Timothy J. Connolly, purchased 55,000 shares (pre-split) of our common stock for a purchase price of $11,000. Such shares were issued pursuant to an exemption from registration under Rule 504(b)(1)(iii) as promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and the exemption from registration in Section 139.16 of the Texas Administrative Code that permits general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a). On October 8, 2002 we also entered into an agreement with Corporate Strategies, LLC, whose principal is Timothy J. Connolly, for the sale of certain of the outstanding account receivables owed to us.


ITEM  8.  DESCRIPTION  OF  SECURITIES

     We are authorized to issue up to 200,000,000 shares of our common stock, par value $.001 per share. As of March 25, 2002, there are 44,750,000 (post split) shares of our common stock issued and outstanding. We are not authorized to issue shares of preferred stock. On December 21, 2001 our directors and on December 30, 2001 our shareholders each unanimously approved a forward split of our common stock such that each stockholder of record on January 1, 2002 received 40 shares of common stock for every one share previously held. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, our certificate of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement.

COMMON  STOCK

        Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of our common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

        Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED  STOCK

        We  are  not  currently  authorized  to issue shares of preferred stock.

OPTIONS

     We have five year options outstanding issued to Mr. Barnes, our consultant, to purchase an aggregate of 25,000 (pre split) shares of our common stock of which options to purchase 12,500 (pre split) shares of our common stock are exercisable at $5.00 per share (pre split), which options shall only vest once we have obtained annual revenues of $5,000,000 over a twelve (12) month period and options to purchase 12,500 (pre split) shares of our common stock are exercisable at $10.00 per share (pre split), which options shall vest once we have obtained annual revenues of $10,000,000 in aggregate over a twelve (12) month period.

     Our directors reserved 2,000,000 (post split) shares of our common stock for issuance under a stock option granted to a consultant which option has an exercise price of $.005 (post split) per share. The option vests in an amount equal to 25% each quarter and will be fully vested in one year and expires on September 4, 2006.


DIVIDENDS

        Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, our Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING  OF  SECURITIES  IN  SECONDARY  MARKET

        The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under the Exchange Act. As a result, sales of our common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Listing  Requirements

     In order for a company to have its securities quoted on the NASD OTC Bulletin Board a company must (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

     The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

TRANSFER  AGENT

     Our transfer agent is Atlas Stock Transfer Corporation located at 5899 South State Street, Salt Lake City, Utah 84107.


                               PART  II

ITEM  1.  MARKET  PRICE  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER MATTERS.

        (A) MARKET PRICE. There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

        The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

     (i) that a broker or dealer approve a person's account for transactions in penny stocks and

     (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person's account for transactions in penny stocks, the broker or dealer must

     (i) obtain financial information and investment experience and objectives of the person; and

     (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

     (i) sets forth the basis on which the broker or dealer made the suitability determination and

     (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

    Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     (B) HOLDERS. We believe that the issued and outstanding shares of our common stock were issued in accordance with the exemptions from registration afforded by Rule 504 of Regulation D and pursuant to the exemption provided in
Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.

     (C) DIVIDENDS. We have not paid any dividends to date and have no plans to do so in the immediate future.


ITEM  2.  LEGAL  PROCEEDINGS.

        There  is  no  litigation  pending  or  threatened  by  or  against  us.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.


ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.


          Since our inception we have issued the following shares of our common stock, par value $.001, for cash or services rendered to us and have granted the following options and warrants to purchase our common stock for services rendered to us, absent registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to the exemptions stated below. Except where indicated otherwise, the shares of common stock stated below represent shares of our common stock on a post split basis.

     In July and August 2001 we issued an aggregate of 7,360,400 shares of our common stock to Craig Crawford for $21,619 in lieu of consulting fees, as reimbursement of expenses and net assets transferred to the Company. In July 2001, we issued an aggregate of 12,926,440 shares of our common stock to Emmett McCoppin and John Winchester. Such shares were issued in lieu of project management consulting fees and as reimbursement of expenses aggregating $13,000. In July 2001 we granted to Ben Barnes an option to purchase 1,000,000 shares of our common stock (of which 500,000 shares are exercisable at $.125 per share and 500,000 shares are exercisable at $.25 per share) which options expire in August 2004. Additionally, we issued an aggregate of 7,963,200 shares of our common stock to Sean Hanson, Wayne Myers and William Moebius for an aggregate purchase price of $12,500. We believe these securities were issued pursuant to the exemption provided in Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.

     In July 2001 we issued an aggregate of 180,000 shares of our common stock to the following eleven unaffiliated individuals for project management consulting services rendered to us.

Peter Cockle       Tillman Bradley       Paul Dunagan        Michael Herson
Van Hipp, Jr.      Anna F. Wingfield     David T. Hulett     Michael Owen
Christopher Woods  Steve LaPlume         Frederick LaPlume

Such shares were valued at $.005 per share. We believe these shares were issued pursuant to the exemption provided in Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.

     In September 2001 we issued an aggregate of 1,500,000 shares of our common stock to Doug Martinson and Paul Hanson for an aggregate purchase price of $7,500. We also issued 1,070,000 shares of our common stock to four individual employees who subscribed for such shares at an aggregate purchase price of $5,350, but such subscription payments have not yet been received by us. We believe these shares were issued pursuant to the exemption provided in Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.

     In October 2001 we issued a warrant to Timothy J. Connolly for 100,000 (pre split) shares of our common stock which warrant was later cancelled on December 31, 2001. The cancelled warrant was for a term of five years at an exercise price equal to the greater of (i) $0.01 (pre split) per share and (ii) the lowest price per share at which any shares of our common stock were sold between June 15, 2001, and March 31, 2002. We believe these securities were issued pursuant to the exemption provided in Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.

     The offering in which shares of our common stock were sold to the following individuals was made in reliance upon the exemption from securities registration pursuant to Rule 504 and in compliance with the conditions set forth in Rule 504(b)(1)(iii) as promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and the exemption from registration in Section 139.16 of the Texas Administrative Code that permits general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a). Such figures are reflected on a pre-forward split basis.


PURCHASER NAME          SHARES  AMOUNT PAID   DATE OF PURCHASE
----------------------  ------  ------------  ----------------

John H. Adger              500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Steve Adger                500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Zaheer A. Babar            250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Sam L. Banks               500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Ben Barnes              25,000  $      5,000          12/31/01
----------------------  ------  ------------  ----------------
Sydney Barrett             250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Gregory L. Bowen           250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Martin D. Bronstein        250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Ernest Broussard           500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Jutta Burden               500  $        100          12/31/01
----------------------  ------  ------------  ----------------

James Cannon               500  $        100          12/31/01
----------------------  ------  ------------  ----------------
W. Patrick Cantrell     55,000  $     11,000          12/31/01
----------------------  ------  ------------  ----------------
Kevin Cokinos              250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Timothy J. Connolly     55,000  $     11,000          12/31/01
----------------------  ------  ------------  ----------------
Quyen Denney               250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Richard Dole             1,750  $        350          12/31/01
----------------------  ------  ------------  ----------------
Leland Dykes               250  $         50          12/31/01
----------------------  ------  ------------  ----------------



                                      -27-

James Faulkner             500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Michael Favela             250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Stanton P. Fischer         500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Kerry French             1,000  $        200          12/31/01
----------------------  ------  ------------  ----------------
Matt Friedsam              500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Terry Graham               250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Clint Hackney            1,000  $        200          12/31/01
----------------------  ------  ------------  ----------------
Michael Hale               250  $         50          12/31/01
----------------------  ------  ------------  ----------------
James Hawkins              250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Nelson T. Hensley          250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Diana G. Horan             250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Timothy Horan, Jr.         250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Ralph Howard               250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Frederick Huttner        1,750  $        350          12/31/01
----------------------  ------  ------------  ----------------
Mari Johnson               250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Curry Juneau               250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Robert J. Killeen, Jr.     250  $         50          12/31/01
----------------------  ------  ------------  ----------------
J. Michael King         15,000  $      3,000          12/31/01
----------------------  ------  ------------  ----------------
Romeo Laurel               250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Dan Logan                  250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Craig Longhurst            250  $         50          12/31/01
----------------------  ------  ------------  ----------------



                                      -28-

Thomas Loyd             30,000  $      6,000          12/31/01
----------------------  ------  ------------  ----------------
Andrew Martin              250  $         50          12/31/01
----------------------  ------  ------------  ----------------
James D. Pacey             250  $         50          12/31/01
----------------------  ------  ------------  ----------------
David Painter              250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Betty Paredes              250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Chris L. Patterson      20,000  $      4,000          12/31/01
----------------------  ------  ------------  ----------------
J.D. Powers                500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Nancy Salinas              250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Frank Santos               500  $        100          12/31/01
----------------------  ------  ------------  ----------------
James M. Sassin            250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Steven J. Schaffer         250  $         50          12/31/01
----------------------  ------  ------------  ----------------
David Selmon               250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Matthew W. Shaunty         250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Gerald Sherman          50,500  $     10,100          12/31/01
----------------------  ------  ------------  ----------------

Mary Kate Simms            250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Marilyn Smith              250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Stan Smith                 250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Edward H. Solter, III      250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Gary S. Spellman           250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Daniel L. Springer         500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Robert W. Stanwood         250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Art Stone                  250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Paul Stork                 500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Ken Streetman              250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Jeffrey M. Sullivan        250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Patti Sullivan          50,000  $     10,000          12/31/01
----------------------  ------  ------------  ----------------
Thomas Sullivan            250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Michael Sutton          10,000  $      2,000          12/31/01
----------------------  ------  ------------  ----------------
Ken Tierling             1,000  $        200          12/31/01
----------------------  ------  ------------  ----------------
Allan Torregrossa          500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Victor Veldekens           500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Peter J. Wainscott         250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Martin Weiner              250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Jim West                 1,750  $        350          12/31/01
----------------------  ------  ------------  ----------------
Jeanine F. Whyte           250  $         50          12/31/01
----------------------  ------  ------------  ----------------
Ali Ebrahimi               500  $        100          12/31/01
----------------------  ------  ------------  ----------------
Barry Silverman          6,250  $     *1,250          12/31/01
----------------------  ------  ------------  ----------------

*Such amount is still outstanding and has not yet been paid to us.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

         Our Articles of Incorporation provide that we shall indemnify and hold harmless directors; officers, employees and agents to the extent permitted by the Texas Business Corporation Act and may purchase and maintain liability insurance for such persons. Therefore, we may indemnify our officers, directors, employees and agents against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of us unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. We may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if we are so entitled.

      INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING US PURSUANT TO THE FOREGOING PROVISIONS, WE HAVE BEEN INFORMED THAT, IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS
AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS, THEREFORE, UNENFORCEABLE.


                                    PART  F/S
FINANCIAL  STATEMENTS.


     Set forth below are our audited financial statements for the period from July 24, 2001 through December 31, 2001. All share and per share amounts in our audited financial statements have been restated to reflect retroactive effect of the 40-for-1 forward stock split.

                                TABLE OF CONTENTS

                                                               PAGE

Independent  Auditor's  Report                                  F-2

Balance  Sheet  as  of  December  31,  2001                     F-3

Statement  of  Income  for  the  Period  from
Inception  (July  24,  2001)  to  December  31,  2001           F-4

Statement  of  Shareholders'  Equity  for  the  Period  from
Inception  (July  24,  2001)  to  December  31,  2001           F-5

Statement  of  Cash  Flow  for  the  Period  from
Inception  (July  24,  2001)  to  December  31,  2001           F-6

Notes  To  The  Financial  Statements                           F-7  to  F-12

                          INDEPENDENT AUDITOR'S REPORT


To  the  Board  of  Directors
Pro  Squared,  Inc.
Houston,  Texas


We have audited the accompanying balance sheet of Pro Squared, Inc. (a Texas Corporation) as of December 31, 2001 and the related statement of income, shareholders' equity, and cash flows for the period from inception (July 24, 2001), to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro Squared, Inc. as of December 31, 2001 and the results of its income and its cash flows for the period from inception (July 24, 2001) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had only five months of activity and experienced liquidity problems. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                Thomas Leger & Co., L.L.P.

Houston, Texas
February 25, 2002
                                      F-2

                                PRO SQUARED, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 2001
                                -----------------


                                     ASSETS
                                     ------

CURRENT  ASSETS
  Cash                                            $    77,640
  Accounts receivable                                  90,714
  Unbilled receivable                                  42,117
  Note receivable                                     139,285
  Prepaid expense and other current assets             20,280
                                                   ------------
  Total current assets                                370,036
                                                   ------------
 TOTAL ASSETS                                      $  370,036
                                                   ============


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT  LIABILITIES
  Accounts payable                                $    29,553
  Accrued liabilities                                 140,463
  Note payable                                         48,254
  Deferred tax liability                               29,293
                                                  -------------

  Total current liabilities                           247,563
                                                  -------------

SHAREHOLDERS'  EQUITY
  Common  stock,  par  value  $.001,  200,000,000
     shares  authorized,  44,750,040  shares
     outstanding                                      44,750
  Paid-in capital                                     84,869
  Retained earnings                                   10,554
                                                  --------------

                                                     140,173
  Subscription receivable for common stock           (17,700)
                                                  --------------

   Total shareholders' equity                        122,473
                                                  --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $  370,036
                                                  ==============



                     The accompanying notes are an integral
                      part of these financial statements.

                                PRO SQUARED, INC.
                STATEMENT OF INCOME FOR THE PERIOD FROM INCEPTION
                       (JULY 24, 2001) TO DECEMBER 31, 2001
                      -------------------------------------



CONSULTING REVENUE                                $   513,863

COST OF CONSULTING REVENUE                            191,701
                                                 --------------

GROSS PROFIT                                         322,162
                                                 --------------

GENERAL  AND  ADMINISTRATIVE  EXPENSES
   General and administrative                        243,353
   Consulting fees                                    31,604
   Professional fees                                  23,700
                                                 --------------

   Total general and administrative expenses         298,657
                                                 --------------

   Income from operations                             23,505

OTHER  INCOME  (EXPENSE)
   Interest expense                                   (8,151)
   Interest income                                     1,482
                                                 ---------------
   Income before income taxes                         16,836

INCOME TAX PROVISION                                   6,282
                                                 ---------------

   NET INCOME                                     $   10,554
                                                 ================

   Basic and diluted income per share             $     0.00
                                                 ================

   Basic weighted average shares outstanding      30,330,785
                                                 ================


                     The accompanying notes are an integral
                      part of these financial statements.

                               PRO SQUARED, INC.
                STATEMENT OF SHAREHOLDERS' EQUITY FOR THE PERIOD
               FROM INCEPTION (JULY 24, 2001) TO DECEMBER 31, 2001
               ---------------------------------------------------



                                          Common Stock               Paid                              Stock
                                                                       In          Retained          Subscription
                                        Shares      Amount          Capital       Earnings           Receivable          Total
                                    ----------    -------------     ----------   -------------   --------------------   -----------
Balance at inception, July 24, 2001          -     $          -     $        -   $           -      $         -          $        -


Stock issued for net assets          7,360,400            7,360         14,259               -                -              21,619
Shareholders'  loans  converted
  to stock                           7,963,200            7,963          4,537               -                -              12,500
Payable  to  shareholders  converted
  to stock                          12,926,440           12,927             73               -                -              13,000
Stock subscribed for                 3,540,000            3,540         14,160               -          (17,700)                  -
Stock issued at fair market value      180,000              180            720               -                -                 900
Stock issued for cash               12,780,000           12,780         51,120               -                -              63,900

Net Income                                   -                -              -          10,554                -              10,554
                                    ----------    -------------     ----------   -------------   --------------------   -----------

Balance at December 31, 2001        44,750,040        $  44,750      $  84,869       $  10,554        $ (17,700)          $ 122,473
                                    ==========    =============     ==========   =============   ====================   ===========













                    The accompanying notes are an integral
                      part of these financial statements.

                                PRO SQUARED, INC.
                            STATEMENTS OF CASH FLOWS
       FOR THE PERIOD FROM INCEPTION (JULY 24, 2001) TO DECEMBER 31, 2001
       ------------------------------------------------------------------

CASH  FLOWS  FROM  OPERATING  ACTIVITIES

  Net Income                                            $  10,554
    Changes  in  working  capital
    Increase in accounts receivable                         (4,345)
    Decrease in unbilled receivable                         34,552
    Increase in note receivable                           (139,285)
    Increase in prepaid expense and other current assets    (7,061)
    Decrease in accounts payable                            (7,673)
    Increase in accrued liabilities                         88,613
    Increase in income taxes                                 6,282
    Other                                                      900
                                                         -----------


    Net cash provided by operating activities              (17,463)
                                                         -----------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES
    Cash acquired in tax-free exchange                       1,505
                                                         -----------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
    Payment of debt                                        (18,556)
    Proceeds from issuance of common stock                  63,900
    Proceeds from issuance of note payable                  48,254
                                                         -----------

    Net cash flow by financing activities                   93,598
                                                         -----------

CASH AT END OF YEAR                                      $  77,640
                                                         ===========

SUPPLEMENTAL  INFORMATION
    Interest paid                                        $   8,151
    Assets  and  related  liabilities  received  in
    a  tax  free  exchange
         Assets, net                                       176,256
         Liabilities                                       162,643

COMMON  STOCK  ISSUED  FOR:
     Payable to shareholders                                19,500
     Shareholders' loans                                    12,500
     Subscription                                           17,700
     Fair market value                                         900


                     The accompanying notes are an integral
                      part of these financial statements.

                                PRO SQUARED, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
       FOR THE PERIOD FROM INCEPTION (JULY 24, 2001) TO DECEMBER 31, 2001
       ------------------------------------------------------------------


1.     BASIS  OF  PRESENTATION

On December 30, 2001, the shareholders approved a 40-for-1 stock split for shareholders of record as of January 1, 2002, whereby each shareholder received forty shares of common stock for each share held. The par value of the common stock was not changed. All share and per share amounts have been restated to reflect retroactive effect of the stock split. On December 30, 2001, the shareholders approved increasing the authorized common shares to 200,000,000.


2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

NATURE  OF  OPERATIONS  AND  ORGANIZATION
-----------------------------------------

The Company was organized on July 24, 2001 and began operations effective August 1, 2001. The Company has established a fiscal year end of December 31. The Company provides project management and integration consulting services throughout the United States.

Effective August 1, 2001, the Company received its initial assets and related liabilities from a shareholder in exchange for stock of the Company in a tax-free exchange under Internal Revenue Code Section 351. The company received $177,762 of net assets and $162,643 of liabilities. The net assets have been recorded at shareholder cost which approximates fair market value. The shareholder also converted $6,500 of monies due him from the Company into common stock. The consulting agreements discussed in Note 8 - Commitments and Contingencies were assigned to the Company at the date of the tax-free exchange.

CASH  AND  CASH  EQUIVALENTS
----------------------------

For purposes of the statement of cash flows, the Company considers all short-term securities purchased with maturity of three months or less to be cash equivalents.

INCOME  TAXES
-------------

The Company has adopted SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will assure full realization. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  CONTINUED

REVENUE  RECOGNITION
--------------------

Consulting revenue is recognized as services are performed. Contracts are based on hourly rates, are cancelable by either party and do not contain any refund provisions. The Company does not have any fixed price long-term contracts. The Company believes that revenue is recorded in accordance with Securities and Exchange Commission Staff Accounting Bulletin 101, "Revenue Recognition."

USE  OF  ESTIMATES
------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

NET  INCOME  PER  SHARE
-----------------------

Basic income per share is computed by dividing the net income available to common shareholders by the weighted average of common shares outstanding during the period.

CONCENTRATIONS  OF  CREDIT  RISK  AND  MAJOR  CUSTOMERS
-------------------------------------------------------

Consulting revenues are derived from various customers who generally are not required to provide collateral for amounts owed to the Company and are dispersed over a wide geographic area.

For the five-month period ended December 31, 2001, three major customers accounted for 57%, 29% and 12% of the consulting revenues. No other customers accounted for more than 10% of revenue during the five-month period.

GOING  CONCERN
--------------

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has had only five months of operations and is experiencing cash flow problems. This makes it difficult for the Company to expand, as its customers require additional service. The Company is pursing a strategy to raise sufficient capital through loans and/or private securities offerings.

3.  BILLING  AND  COLLECTIONS  AGREEMENT  AND  NOTES  RECEIVABLE

On December 1, 2001, the Company entered into an agreement with a customer to perform the customer's billing and collection function. This agreement was terminated during January 2002. The customer agreed to pay the Company 2% of the gross services billed by the Company at the end of each month. At December 31, 2001 unbilled receivables and revenues related to this agreement were $10,206. On December 13, 2001, the Company converted the customer's trade receivable of $139,285 to a promissory note. The note is due to the Company on or before April 1, 2002 and accrues interest at a rate of 12%.


4.  ACCOUNTS  RECEIVABLE  PURCHASE  AGREEMENT

On October 8, 2001, the Company entered into an accounts receivable purchase agreement with a shareholder (Factor). The agreement allows for acceptable accounts receivable to be sold and assigned to the Factor. The Factor may then hold back payment of an amount equal to 25 percent of the gross face amount sold. The Company has included $10,615 in its December 31, 2001 accounts receivable balance representing the hold back of accounts receivable sold for which payment has not been received. At December 31, 2001, the outstanding accounts receivable sold and the related note payable was $48,255. Under the arrangement, the Company pays a fee of 3-10% of the accounts receivable sold, depending on when the receivable is collected by the Factor and approximates a 44% interest rate on the outstanding balance. The Company sells a significant portion of its accounts receivable and collects the remainder in the ordinary course of business.


5.  STOCK  OPTIONS  AND  WARRANT

STOCK  OPTION
-------------

The Company has reserved 2,000,000 shares of common stock for issuance under a stock option granted a consultant with an exercise price of $.005 per share. The option vests 25% each quarter and will be fully vested in one year from September 4, 2001 and expire on September 4, 2006.

The Company has calculated the fair market value of the option using the Black-Scholes options pricing model and determined that the fair market value was not material.

STOCK  WARRANT
--------------

A shareholder had been issued one warrant to purchase 4,000,000 shares of common stock. On December 31, 2001, the shareholder cancelled this warrant.

6.   INCOME  TAXES

The following table sets forth a reconciliation of the statutory federal income tax for the year ended December 31, 2001.

       Income before income taxes                       $ 16,836
                                                       ==========

       Income tax computed at statutory rates              5,724
       Permanent differences, nondeductible expenses         558
                                                       ----------

       Tax provisions                                   $  6,282
                                                       ==========

No federal income taxes have been paid since the inception of the Company. The Company has a net operating loss carry forward of approximately $27,250 which will expire in 2021.

DEFERRED  INCOME  TAXES
-----------------------

The tax effects of the temporary differences between financial statement income and taxable income are recognized as a deferred tax asset and liability. Significant components of the deferred tax asset and liability as of December 31, 2001 are set out below.

DEFERRED  TAX  ASSET
          Net  operating  loss  carry  forwards     $    8,706
                                                    ----------

DEFERRED  TAX  LIABILITY
         Conversion  to  cash  basis
         for  tax  reporting  purposes                  37,999
                                                    ----------

Net  deferred  tax  liability                        $  29,293
                                                    ==========


7.  LEASES

The company leases its office space under a month-to-month agreement of $1,500 per month with a shareholder. Rental expense under the agreement was $7,500.

8.   COMMITMENTS  AND  CONTINGENCIES

CONSULTING  AGREEMENTS
----------------------

The Company has a consulting agreement with a shareholder that commenced June 15, 2001 and continues until December 31, 2003. The services to be rendered are varied and primarily are to help the Company in its start up phase. The service includes assistance in receivable financing, evaluating possible acquisition opportunities, assisting with corporate planning, budgeting, human resource development and other advisory services.

The agreement calls for compensation of $5,000 per month during the term of the agreement, which is expensed on a monthly basis as incurred. The shareholder has the option to receive, in lieu of unpaid compensation, such number of shares of common stock with a value equal to the cash consideration due the shareholder. All fees under the agreement have been paid in cash. The price of each share of common stock shall be equal to the greater of $.00025 or the lowest price per share at which any shares of the Company were sold between June 15, 2001 and March 31, 2002. The Company has an obligation to immediately register an adequate number of shares of Company stock to provide free trading shares to the consultant under the agreement. Under the terms of the agreement the shareholder is prohibited from owning more than 9.9% of the total shares outstanding at any one time.

The Company entered into a three year consulting arrangement with a second individual dated July 31, 2001, which was amended January 1, 2002. The arrangement provides for payments of $15,000 per quarter starting March 31, 2002 for four quarters. Additional payments of $7,500 and $10,000 per month are required upon reaching certain revenue goals as set out in the agreement. The Company will expense the above fees as services are provided.

On or before January 31, 2002, the Company shall issue to the individual 1,000,000 shares of common stock, which are to be purchased at a price of $0.005 per share. The individual exercised his right to purchase these shares on December 31, 2001, and the shares were issued subsequent to year end. In addition, the Company shall grant the individual options to purchase 500,000 shares of common stock at a purchase price of $.125 per share, which options shall vest once the Company has obtained annual revenues of $5,000,000 over a twelve (12) month period. Also the Company is to grant the individual options to purchase 500,000 shares of common stock of the Company at a purchase price equal to $.25 per share, which options shall vest once the Company has obtained annual revenues of $10,000,000 in aggregate over a twelve (12) month period. The Company has calculated the fair market value of the options using the Black-Scholes options pricing model and determined that the fair market value was not material. The above options shall only be exercisable in the event the Company effects a merger into a public shell or files documents necessary to become a publicly traded, fully reporting entity.

8.   COMMITMENTS  AND  CONTINGENCIES  CONTINUED

The agreement can be terminated by mutual agreement, failure to comply with the terms, obligation or undertaking of the agreement, by the Company failing to become a reporting Company on or before April 30, 2002, in the event that the Company has not achieved revenue of at least $6,000,000 during the calendar year ending December 31, 2002 or upon expiration of the three year term.

PART  III


ITEM  1.  INDEX  TO  EXHIBITS


Exhibit  Number                            Description
---------------                         ----------------

3.1 Certificate and Articles of Incorporation of Pro Squared, Inc. filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

3.2 Amended Certificate of Incorporation of Pro Squared, Inc. filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

3.3 Bylaws of Pro Squared, Inc. filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

3.4 Stock Specimen of Pro Squared, Inc. filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

10.1 Alliance agreement between Arthur Andersen LLP and Pro Squared, Inc. filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

10.2 Amended and Restated Consulting Agreement and related Form of Warrant Agreement between Pro Squared, Inc. and Timothy J. Connolly filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

10.3 Agreement between Pro Squared, inc. and Ben Barnes dated July 31, 2001 filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

10.4 Consulting Agreement dated December 3, 2000 by and between Aspen Technology, Inc. and Pro Squared, Inc. filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

10.5 Consulting Agreement dated October 17, 2001, by and between Coastal Aruba Refining Company and Pro Squared, Inc. filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

10.6 Consulting Agreement dated October 17, 2001, by and between El Paso Energy Corporation and Pro Squared, Inc. without exhibits filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

10.7 Form of Consulting Agreement between Pro Squared, Inc. and its directors filed as an Exhibit to the Company's Form 10-SB filed with the Commission on January 11, 2002 and incorporated herein by reference.

10.8 Promissory Note between Mediatrain, Inc. and the Company dated December 13, 2001 filed as an Exhibit to the Company's Form 10-SB/A filed with the Commission on March 12, 2002 and incorporated herein by reference.


10.9 Security Agreement between Mediatrain, Inc. and the Company dated December 13, 2001 filed as an Exhibit to the Company's Form 10-SB/A filed with the Commission on March 12, 2002 and incorporated herein by reference.


10.10 Guaranty Agreement between Mediatrain, Inc. and the Company dated December 13, 2001 filed as an Exhibit to the Company's Form 10-SB/A filed with the Commission on March 12, 2002 and incorporated herein by reference.


10.11 Consulting agreement dated January 18, 2002 between Jeffery Spencer and the Company filed as an Exhibit to the Company's Form 10-SB/A filed with the Commission on March 12, 2002 and incorporated herein by reference.


10.12 Purchase and Sale agreement between the Company and Corporate Strategies, LLC dated October 8, 2001 filed as an Exhibit to the Company's Form 10-SB/A filed with the Commission on March 12, 2002 and incorporated herein by reference.


10.13   Security agreement between the Company and Corporate Strategies,
        LLC dated October 8, 2001 filed as an Exhibit to the Company's Form 10-SB/A filed with the Commission on March 12, 2002 and incorporated herein by reference.

10.14 Agreement between the Company and Waste Management, Inc. filed as an Exhibit to the Company's Form 10-SB/A filed with the Commission on March 12, 2002 and incorporated herein by reference.

10.15 Agreement between the Company and Altair Strickland West, Inc. filed as an Exhibit to the Company's Form 10-SB/A filed with the Commission on March 12, 2002 and incorporated herein by reference.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.






                                        PRO SQUARED, INC.

Date:  March 26,  2002               By:  /s/  Craig  Crawford
                                        ---------------
                                        Craig  Crawford
                                        President  and  Chief  Executive Officer